EXHIBIT 99.1

SKF sold steel plant in France

SKF has sold Ovako La Foulerie, its plant for hot rolled rings in Carignan, France, to the Italian steel company Fomas S.p.A.

The French company has 195 employees and annual sales of some 29 million euros. The major part of the production has been sold within the SKF Group, but also other bearing companies are customers.

The sale is as from January 1, 2005, and does not create any capital gain or loss.

Agreements have also been signed with La Foulerie covering purchase of steel from Ovako and supply of hot rolled rings to SKF factories.

The decision to sell Ovako La Foulerie is in line with the Group's strategy to divest none core component manufacturing.

Goteborg, January 19, 2005
Aktiebolaget SKF
(publ.)

For further information, please contact:
PRESS: Lars G Malmer, SKF Group Communication, tel. +46 (0)31 337 1541, e-mail:
Lars.G.Malmer@skf.com
IR: Marita Bjork, SKF Investor Relations, tel. +46 (0)31 337 1994, e-mail:
Marita.Bjork@skf.com